Exhibit 99.1

Currenc Group Inc. Announces Second Quarter and First Half 2025 Financial Results

Singapore, August 4, 2025 (Globe Newswire) — Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a fintech pioneer empowering financial institutions worldwide with artificial intelligence (AI) solutions, today announced its financial results for the second quarter and six months ended June 30, 2025.

Second Quarter 2025 Financial Highlights

●	Total Processing Value (TPV) through Tranglo was US$1.46 billion for the second quarter of 2025, increasing by 6.9% year-over-year. Total number of transactions increased to 3.1 million for the second quarter of 2025 from 2.9 million for the same period of 2024.

●	Total revenues excluding TNG Asia and GEA[1] were US$8.7 million for the second quarter of 2025, representing a year-over-year decrease of 10.3%, primarily due to a 16.7% decline in global airtime revenue and a 39.6% decline in Indonesian Airtime revenue.

	For the three-month period ended June 30,
	2025	2024
	$	$
	(dollars in thousands)
Remittance revenue excluding TNG Asia & GEA	5,226	4,816

Global Airtime Revenue	1,996	2,389
Indonesian Airtime Revenue	1,496	2,475
Total Revenue excluding TNG Asia & GEA	8,718	9,680

●	Total remittance revenues excluding TNG Asia and GEA, i.e., remittance revenues contributed by Tranglo, were US$5.2 million for the second quarter of 2025, an increase of 8.3% year-over-year. The increase in remittance revenue was mainly due to a 6.9% increase in TPV. Tranglo’s overall take rate improved to 0.36% in the second quarter of 2025 from 0.35% in the same period of 2024.

●	Currenc’s global airtime transfer revenues were US$2.0 million for the second quarter of 2025, representing a year-over-year decrease of 16.7%. The growing availability of free Wi-Fi in Southeast Asian countries, especially Malaysia and Indonesia, has led to declining demand for Malaysia-Indonesia airtime transfers, resulting in a decline in global airtime business in the second quarter of 2025. As Currenc expects this trend to continue in Southeast Asian markets, the Company’s management plans to deemphasize airtime transfer and reallocate its resources and capital to expand its new AI product offerings.

●	Total direct costs of revenue were US$5.5 million for the second quarter of 2025, representing a year-over-year decrease of 24.1%.

1 Currenc divested TNG Asia and GEA in August 2024 and July 2024, respectively. As such, from the fourth quarter of 2024 onward, only Tranglo’s (digital remittance and global airtime transfer businesses) and WalletKu’s (Indonesian airtime business) results will be consolidated and reported in the Company’s financial statements.

●	The direct payout rate for Tranglo’s remittance business was 0.14% for the second quarter of 2025, a slight increase compared to 0.12% for the same period of 2024. Currenc’s overall gross profit margin ratio for the second quarter of 2025 was 37.2%, compared to 34.5% for the same period of 2024.

●	Total operating expenses increased to US$7.6 million for the second quarter of 2025 from US$5.1 million for the same period of 2024. The increase was mainly due to expenses of US$2.2 million in recognition of the incentive shares granted to employees upon the completion of the INFINT SPAC merger.

As Currenc divested TNG Asia and GEA in August and July 2024, respectively, its operating costs now reflect the operating costs of Tranglo, WalletKu and the Company’s headquarters only. Also, with the rollout of its new AI initiatives, Currenc incurred US$1.0 million in operating costs related to these new businesses in the second quarter of 2025. The new AI businesses are expected to contribute incrementally to revenues and positively impact EBITDA in the near future.

○	Tranglo’s operating costs for the second quarter of 2025 were US$3.2 million, representing a slight decrease of 3% from US$3.3 million in the same period of 2024.

○	WalletKu’s operating costs were US$0.1 million for the second quarter of 2025, as compared to US$0.2 million for the same period of 2024.

○	Professional fees and director fees were US$0.7 million for the second quarter of 2025.

●	Other income totaled US$0.5 million for the second quarter of 2025, mainly contributed by Tranglo.

●	Net loss was US$5.0 million for the second quarter of 2025, primarily driven by the net loss of US$2.2 million incurred by headquarters and adjustments.

●	EBITDA analysis

For the three-month period ended June 30, 2025	Tranglo	WalletKu	TNG Asia and GEA	Headquarters and adjustments	Group Total
	(dollars in thousands)
Net income (loss)	477	(111)	-	(5,330)	(4,964)

Add:
Income tax expenses	148	-	-	(93)	55
Interest expense, net	15	-	-	924	939
EBIT	640	(111)	-	(4,499)	(3,970)
Depreciation and amortization	-	-	-	-	575
EBITDA	640	(111)	-	(4,499)	(3,395)

○	The Company’s total EBITDA for the second quarter of 2025 was a loss of US$3.4 million.
○	Tranglo and WalletKu’s combined EBITDA for the second quarter of 2025 was US$0.53 million.
○	TNG Asia and GEA’s combined losses had no impact on the Company’s results from the fourth quarter of 2024 onwards as they were divested before the completion of the de-SPAC merger.

○	Headquarters expenses and adjustments recorded an EBIT loss of US$4.5 million, mainly contributed by:

■	US$2.2 million in “Operating Expenses” in recognition of the incentive shares granted upon completion of the de-SPAC merger.
■	US$1.0 million for the expenses incurred on developing AI projects.
■	US$0.7 million for professional fees.
■	US$0.4 million for amortization of intangible assets (Tranglo).

For the three-month period ended June 30, 2024	Tranglo	WalletKu	TNG Asia and GEA	Headquarters and adjustments	Group Total
	(dollars in thousands)
Net income (loss)	586	(131)	(1,875)	(2,188)	(3,608)

Add:
Income tax expenses	162	-	-	(93)	69
Interest expense, net	-	-	1,444	1,072	2,516
EBIT	748	(131)	(431)	(1,209)	(1,023)
Depreciation and amortization	-	-	-	-	833
EBITDA	748	(131)	(431)	(1,209)	(190)

Management Comments

“Amid intensifying competition driven by the continued rise in digital remittance demand, we maintained healthy momentum in our remittance business, with TPV rising 6.9% year-over-year to US$1.46 billion and our overall take rate improving to 0.36% in the second quarter of 2025,” said Alex Kong, Founder and Executive Chairman of Currenc. “As we continue to deemphasize lower-value airtime services and reallocate resources, we are scaling our AI product offerings to deepen engagement with financial-institution clients, broaden our addressable market, and extend our remittance reach across additional high-volume corridors. Looking ahead, we will pair consistent remittance execution with an expanding AI portfolio to build a more diverse, healthier revenue mix and create sustainable long-term value for our shareholders.”

Ronnie Hui, Chief Executive Officer of Currenc, commented, “Our remittance business performed solidly in the second quarter, delivering an 8.3% year-over-year revenue increase that largely offset the revenue decline from our lower-margin airtime transfers business. Tranglo and WalletKu together delivered positive EBITDA of US$0.53 million, while disciplined execution kept Tranglo’s payout rate steady at 0.14%. We also enhanced cost management, reducing direct costs by 24.1% year over year and expanding our gross margin to 37.2%. Operating expenses increased to US$7.6 million, primarily due to a one-time incentive share expense of US$2.2 million related to the de-SPAC merger and a US$1.0 million investment in our AI initiatives. These new AI businesses are expected to generate incremental revenue and become EBITDA-accretive in the near term. Looking ahead, we will continue to streamline our cost structure, capitalize on our remittance strengths, and scale AI-driven growth to boost our profitability and shareholder value.”

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with GAAP, it uses EBITDA, a non-GAAP financial measure as described below, to understand and evaluate its core operating performance. This non-GAAP financial measure, which may differ from similarly titled measures used by other companies, is presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

EBITDA is defined as net loss before interest, taxes, depreciation, and amortization. Currenc believes that EBITDA provides useful information to investors and others in understanding and evaluating its operating results. This non-GAAP financial measure eliminates the impact of items that Currenc does not consider indicative of the performance of its business. While Currenc believes that this non-GAAP financial measure is useful in evaluating its business, this information should be considered supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through artificial intelligence (AI). The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

For additional information, please refer to the Currenc website https://www.currencgroup.com and the annual report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contact

Currenc Group Investor Relations

Email: investors@currencgroup.com

SOURCE: Currenc Group Inc.

CURRENC GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended June 30,
	2025	2024
	US$	US$
Revenue	8,712,225	11,006,664

Cost of revenue	(5,471,215)	(7,209,690)
Gross profit	3,241,010	3,796,974
Selling expenses	-	(5,772)

General and administrative expenses	(7,586,205)	(5,141,129)

Loss from operations	(4,345,195)	(1,349,927)
Finance costs, net	(939,538)	(2,515,359)
Other income	503,865	348,445
Other expenses	(128,194)	(20,597)

Loss before income tax	(4,909,062)	(3,537,438)
Income tax expense	(55,234)	(69,900)

Net loss	(4,964,296)	(3,607,338)
Net income attributable to non-controlling interests	309,093	(206,839)

Net loss attributable to CURRENC Group Inc.	(4,655,203)	(3,814,177)

Net loss per share, basic and diluted (1)	$(0.10)	$(0.11)

Shares used in net loss per share computation, basic and diluted (1)	46,527,999	33,980,753

Other comprehensive loss:
Foreign currency translation adjustments	666,206	(486,102)

Total comprehensive loss	(4,298,090)	(4,093,440)
Total Comprehensive loss (income) attributable to non-controlling interests	304,237	(216,897)
Total comprehensive loss attributable to CURRENC Group Inc.	(3,993,853)	(4,310,337)

(1)	Retrospectively restated to reflect Reverse Recapitalization

CURRENC GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	June 30, 2025	December 31, 2024
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	59,579,802	63,821,397
Restricted cash	42,636	40,742
Accounts receivable, net	1,706,230	2,115,681
Other financial assets	1,699,380	-
Amounts due from related parties	445,660	560,823
Prepayments, receivables and other assets	14,680,844	20,948,216
Total current assets	78,154,552	87,486,859
Non-current assets:
Equipment and software, net	1,111,394	1,055,520
Right-of-use asset	261,765	349,240
Intangible assets	2,615,839	3,386,117
Goodwill	12,059,428	12,059,428
Deferred tax assets	344,291	342,822
Total non-current assets:	16,392,717	17,193,127
Total assets	94,547,269	104,679,986
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Borrowings	20,629,366	20,150,058
Receivable factoring	64,079	258,415
Other financial liabilities	1,786,050	-
Accounts payable, accruals and other payables	36,831,399	55,329,740
Amounts due to related parties	67,057,905	67,697,074
Convertible bonds	-	1,750,000
Lease liabilities	191,628	171,909
Total current liabilities:	126,560,427	145,357,196
Non-current liabilities:
Deferred tax liabilities	692,045	876,912
Employee benefit obligation	68,146	45,289
Lease liabilities	39,259	156,647
Total non-current liabilities:	799,450	1,078,848
Total liabilities	127,359,877	146,436,044

Commitments and contingencies (Note 10)

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 555,000,000 shares authorized 76,084,675 and 46,527,999 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively) (1)	7,608	4,653
Additional paid-in capital (1)	83,197,178	65,638,838
Accumulated deficit	(140,852,463)	(131,522,902)
Accumulated other Comprehensive Loss	679,763	(108,122)
Total shareholders’ deficit attributable to Currenc Group Inc.	(56,967,914)	(65,987,533)
Non-controlling interests	24,155,306	24,231,475
Total deficit	(32,812,608)	(41,756,058)
Total liabilities and shareholders’ deficit	94,547,269	104,679,986

1)	Retrospectively restated to reflect Reverse Recapitalization

CURRENC GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2025	2024
	US$	US$
Cash flows from operating activities:
Net loss	(9,451,653)	(6,239,266)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash expense for Share-based compensation	4,324,040	-
Non-cash expense: others	86,670	-
Depreciation of equipment and software	253,803	286,666
Depreciation of right-of-use assets	101,352	84,081
Amortization of intangible assets	770,279	1,562,746
Deferred income taxes	(256,814)	69,991
Disposal of subsidiaries	-	27,798
Disposal of fixed assets	401	-
Goodwill impairment	-	1,657
Unrealized foreign exchange loss/(gain)	1,053,480	(371,444)
Changes in operating assets and liabilities:
Accounts receivable	447,704	112,221
Prepayments, receivables and other assets	6,269,117	11,196,085
Escrow money payable	-	171,726
Client money payable	-	(162,581)
Accounts payable, accruals and other payables	(17,684,448)	(15,430,926)
Interest payable on convertible bonds		1,905,472
Amount due from a director	72,611	-
Amount due to Immediate holding company	1,638,797	-
Amounts due from related parties	(3,644)	-
Amounts due to related parties	8,739,057	4,732,315
Net cash used in operating activities	(3,639,248)	(2,053,459)

Cash flows from investing activities:
Decrease in short-term investments	-	(23)
Purchases of property, plant and equipment	(300,593)	(199,097)
Proceeds received from disposal of PPE	596	-
Net cash used in investing activities	(299,997)	(199,120)

Cash flows from financing activities:
Proceeds from borrowings	-	639,430
Repayment of borrowings	-	(220,739)
Proceeds from receivable factoring	581,802	1,094,878
Repayment of receivable factoring	(783,745)	(1,183,530)
Payment of principal elements of lease liabilities	(84,527)	(87,526)
Payment of interest elements of lease liabilities	(13,986)	(4,824)
Net cash (used in)/generated from financing activities	(300,456)	237,689

Net decrease in cash and cash equivalents	(4,239,701)	(2,014,890)
Cash and cash equivalents, restricted cash and escrow money receivable at beginning of the period	63,862,139	58,960,384
Cash and cash equivalents, restricted cash and escrow money receivable at end of the period	59,622,438	56,945,494

Supplemental disclosure of cash flow information:
Income taxes paid	(360,528)	(254,890)
Interest paid	(64,553)	(726,908)